UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 001-36427

CHEETAH MOBILE INC.

12/F, Fosun International Center Tower

No. 237 Chaoyang North Road

Chaoyang District, Beijing 100022

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEETAH MOBILE INC.

	By	:	/s/ Sheng Fu
	Name	:	Sheng Fu
	Title	:	Chief Executive Officer and Director

Date: April 28, 2015

Exhibit Index

Exhibit 99.1 — Press Release: Cheetah Mobile to Hold Annual General Meeting on May 20, 2015
Exhibit 99.2 — Notice of Annual General Meeting